UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GOLDEN QUEEN MINING CO. LTD.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38115J100
(CUSIP Number)

Harris Clay

933 Milledge Road

Augusta, GA 30904

(706) 733-2474

Jonathan C. Clay

Soledad Mountain LLC

29 Ridgecroft Road

Bronxville, NY 10708

(914) 961-0898
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Harris Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,258,330 shares of Common Stock
	8	SHARED VOTING POWER 3,258,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 7,258,330 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,258,519 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,516,849 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Jonathan C. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,508,870 shares of Common Stock
	8	SHARED VOTING POWER 857,250 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,508,870 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 857,250 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,398,120 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Soledad Mountain LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 9 Pages

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 9 Pages

This Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed by the undersigned to update the holdings of Harris Clay as a result of the donor of the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 (the “2009 Irrevocable Trust”), of which Harris Clay is a trustee of, substituting cash in exchange for shares on March 26, 2014.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, no par value (the “Common Stock”), of Golden Queen Mining Co. Ltd., a corporation organized under the laws of the Province of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive office is located at 6411 Imperial Avenue, West Vancouver, British Columbia V7W 2J5 Canada.

Item 2.	Identity and Background

(a)	This statement is being jointly filed by Soledad Mountain LLC (“Soledad”), Harris Clay and Jonathan C. Clay (collectively, the “Reporting Persons” and each, a “Reporting Person”).

Soledad, a Delaware limited liability company, has its principal office at 954 Lexington Avenue, Suite 124, New York, NY 10021. Soledad’s principal business is investments. The membership interests of Soledad are owned 99.0147% by the Harris Clay 2010 GRAT (the “2010 GRAT”) and 0.9853% by Jonathan C. Clay. Jonathan C. Clay is the sole manager of Soledad and the sole trustee of the 2010 GRAT.

(b)	The residence or business address of Harris Clay is 933 Milledge Road, Augusta, GA 30904.

The residence or business address of Jonathan C. Clay is 29 Ridgecroft Road, Bronxville, NY 10708.

(c)	Harris Clay is presently retired.

Jonathan C. Clay is the Managing Director of The Family Golf Challenge. The principal business address of The Family Golf Challenge is 275 Madison Avenue, New York, NY 10017.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Harris Clay and Jonathan C. Clay is a citizen of the United States of America.

Page 5 of 9 Pages

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 9 Pages

Item 3.	Source and Amount of Funds or Other Considerations

Harris Clay and Jonathan C. Clay acquired their shares of the Common Stock by purchase through their personal assets beginning in 1987. The Reporting Persons ownership of the Common Stock have been reported in the Issuer’s annual proxy statements since 1998.

Harris Clay acquired 7,258,330 shares of Common Stock between June 30, 1987 and July 23, 2009 at prices ranging from $0.12897 to $1.69409 per share. On January 14, 2010, Harris Clay transferred all such shares of the Common Stock to Soledad, which at the time was owned 99.0147% by Harris Clay and 0.9853% by Jonathan C. Clay. On April 9, 2010, Harris Clay transferred his entire interest in Soledad to the 2010 GRAT. Jonathan C. Clay is the sole manager of Soledad and the sole trustee of the 2010 GRAT. The transfer was made as a gift to the 2010 GRAT without payment or receipt of any consideration by Harris Clay or the 2010 GRAT.

Jonathan C. Clay acquired 1,081,686 shares of Common Stock between July 28, 1987 and March 4, 2009 at prices ranging from $0.15 to $1.66718 per share. Harris Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”).  The other 50% of Arctic Coast is owned by the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, of which Harris Clay and his nephew, Thomas M. Clay, are trustees. Arctic Coast owns an aggregate of 807,250 shares of the Common Stock.  On December 10, 2008, Harris Clay transferred his ownership in Arctic Coast to 933 Milledge LLC (“933 Milledge”), which at the time was owned 99.50% by Harris Clay and 0.50% by Jonathan C. Clay. On January 9, 2009, Harris Clay transferred his entire interest in 933 Milledge to the Harris Clay 2009 GRAT (the “2009 GRAT”). Jonathan C. Clay is the sole manager of 933 Milledge and the sole trustee of the 2009 GRAT. The transfer was made as a gift to the 2009 GRAT without payment or receipt of any consideration by Harris Clay or the 2009 GRAT. Harris Clay is president of Arctic Coast and Jonathan C. Clay is a director of Arctic Coast. On July 23, 2009, 933 Milledge purchased 50,000 shares of the Common Stock for $0.60249 per share.

On February 7, 2012, 7,337,812 shares of Common Stock were transferred from the Landon T. Clay 2010-1 Annuity Trust dated February 2, 2010 to the Landon T. Clay 2009 Irrevocable Trust u/a March 9, 2009 (the “2009 Irrevocable Trust”). Harris Clay is a trustee of the 2009 Irrevocable Trust. The transfer was made as a gift to the 2009 Irrevocable Trust without payment or receipt of any consideration by Harris Clay.

On April 24, 2012, 7,337,812 shares of Common Stock were transferred from the Landon T. Clay 2010-2 Annuity Trust dated April 9, 2010 to the 2009 Irrevocable Trust. The transfer was made as a gift to the 2009 Irrevocable Trust without payment or receipt of any consideration by Harris Clay.

On February 15, 2013, the Landon T. Clay Charitable Annuity Lead Trust distributed an aggregate of 2,545,825 shares of the Issuer’s Common Stock to the named beneficiaries of the Trust.

Page 6 of 9 Pages

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 9 Pages

On July 26, 2013, Jonathan Clay acquired a convertible debenture in the amount of $2,500,000 CAD from the Issuer (the “Debenture”). The Debenture is unsecured and bears interest at 2% per annum payable annually. Such Debenture is convertible into shares of the Issuer’s common stock at a conversion rate of $1.03 CAD per share for a period of two years. The Debenture expires on July 26, 2015 (the “Maturity Date”). The Debenture is currently exercisable and if converted within the next sixty (60) days it would convert into 2,427,184 shares of the Issuer’s Common Stock. If the Debenture has not been converted by the holder prior to the Maturity Date, the Issuer or the holder may convert the Debenture at the lower of $1.03 CAD or the market price as at the Maturity Date.

On March 26, 2014, Thomas M. Clay, a trustee of the 2009 Irrevocable Trust, authorized the transfer of an aggregate of 10,160,510 shares from the 2009 Irrevocable Trust, which Harris Clay is also a trustee of, to Landon T. Clay in exchange for cash in the amount of $16,728,588.20. Under the terms of the 2009 Irrevocable Trust, Landon T. Clay, as the donor of the Trust, exercised his right to substitute property of equivalent value, valued on the date of substitution, in the Trust. There was no payment or receipt of any consideration by Harris Clay.

Item 4.	Purpose of Transaction

All of the Common Stock beneficially owned by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business.

Item 5.	Interest in Securities of the Issuer

(a)	Pursuant to information provided by the Company, 99,308,683 shares of Golden Queen’s Common Stock were outstanding as of March 26, 2014. Harris Clay is the father of Jonathan C. Clay. Harris Clay may be deemed to beneficially own an aggregate of 10,516,849 shares of the Common Stock which constitutes 10.6% of such class of securities. This total includes (i) 7,258,330 shares held directly, (ii) 807,250 shares of the Common Stock held by Arctic Coast and (iii) 2,451,269 shares of the Common Stock held by various charitable annuity lead trusts (collectively, the “Landon Charitable Trusts”) of which Landon T. Clay, Harris Clay’s brother, is the donor, Harris Clay is the trustee and each of Landon T. Clay’s four sons have a remainder beneficial interest.

Jonathan C. Clay may be deemed to beneficially own an aggregate of 4,398,120 shares of the Common Stock which constitutes 4.4% of such class of securities. This total includes (i) 1,081,686 shares of the Common Stock held directly by Jonathan C. Clay, (ii) 807,250 shares of the Common Stock held by Arctic Coast, (iii) 50,000 shares of the Common Stock held by 933 Milledge LLC, (iv) 32,000 shares of the Common Stock held in a custody account for James Clay, Jonathan C. Clay’s son, of which Jonathan C. Clay’s wife, Whitney, is the sole custodian (the “Custody Account”) and (v) 2,427,184 shares issuable upon conversion of the Debenture held by Jonathan C. Clay. Jonathan C. Clay disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

Page 7 of 9 Pages

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 9 Pages

Soledad does not own any shares of the Common Stock having transferred 7,258,330 shares of common stock to Harris Clay in satisfaction of an annuity payment on July 24, 2013 per the terms of the Soledad Mountain LLC agreement and the 2010-1 GRAT.

Except as disclosed in this Item 5(a), neither of the Reporting Persons beneficially owns any shares of the Common Stock or has the right to acquire any shares of the Common Stock.

(b)	Harris Clay has sole voting and dispostive power with respect to 7,258,330 shares of Common Stock. Harris Clay may be deemed to share voting and dispositive power with respect to 3,258,519 shares of Common Stock which consists of (i) 2,451,269 shares held by the Landon Charitable Trusts and (ii) 807,250 shares held by Arctic Coast.

Jonathan C. Clay has sole voting and dispositive power with respect to 3,508,870 shares of the Common Stock which consists of (i) 1,081,686 shares of the Common Stock directly held by Jonathan C. Clay and 2,427,184 shares issuable upon conversion of the Debenture held by Jonathan C. Clay. Jonathan C. Clay may be deemed to share voting and dispositive power with respect to 857,250 shares of Common Stock which consists of (i) 807,250 shares held by Arctic Coast and (ii) 50,000 shares held by 933 Milledge LLC.

Except as disclosed in this Item 5(b), neither of the Reporting Persons presently has the right to vote or to direct the vote or to dispose or direct the disposition of any of the shares of the Common Stock which they may be deemed to beneficially own.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Persons.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Page 8 of 9 Pages

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 9 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of December 14, 2010, by and among Harris Clay, Jonathan C. Clay and Soledad Mountain LLC.

__________

*Included as an exhibit to the Schedule 13D filed on December 14, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2014

/s/ Harris Clay
Harris Clay

/s/ Jonathan C. Clay
Jonathan C. Clay

SOLEDAD MOUNTAIN LLC

By:	/s/ Jonathan C. Clay
Name: Jonathan C. Clay
Title: Managing Member

Page 9 of 9 Pages